UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Contango Oil & Gas Company

(Exact name of Registrant as Specified in its Charter)

Delaware	95-4079863

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3700 Buffalo Speedway, Suite 960 Houston, Texas	77098

(Address of Principal Executive Offices)	(Zip Code)
If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Preferred Stock Purchase Rights	American Stock Exchange, Inc.
Securities to be registered pursuant to Section 12(g) of the Exchange Act:
None.

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.
     On September 30, 2008, the Board of Directors of Contango Oil & Gas Company (the “Company”) declared a dividend distribution of one Right for each outstanding share of Common Stock, $.04 par value (each, a “Common Stock”), of the Company to stockholders of record at the close of business on October 1, 2008. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Unit”) of the Series F Junior Preferred Stock, par value $.01 per share, of the Company (the “Preferred Stock”), or a combination of securities and assets of equivalent value, at a Purchase Price of $200 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Computershare Trust Company, N.A., as Rights Agent.
     Initially, ownership of the Rights will be evidenced by the Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the shares of Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), or (ii) the close of business on such date as may be fixed by the Board of Directors, which date shall not be more than 65 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after October 1, 2008 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for shares of Common Stock outstanding will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 30, 2011, unless the Rights Agreement is extended by the Board by amendment to the Rights Agreement, unless earlier redeemed by the Company as described below or unless a transaction under Section 13(d) of the Rights Agreement has occurred.
     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in connection with the exercise of employee stock options or stock appreciation rights or under any other benefit plan for employees or directors or in connection with the exercise of warrants or the conversion of convertible securities, only shares of Common Stock issued after October 1, 2008 and prior to the earlier of the Distribution Date or the Expiration Date will be issued with Rights.
     Except in the circumstances described below, after the Distribution Date each Right will be exercisable for one one-hundredth of a Preferred Stock (a “Preferred Stock Fraction”). The voting and dividend rights of the shares of Preferred Stock are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the shares of Common Stock of the Company. In lieu of issuing certificates for Preferred Stock Fractions which are less than an integral multiple of one Preferred Stock (i.e., 100 Preferred Stock Fractions), the Company may pay cash representing the current market value of the Preferred Stock Fractions.
     In the event that at any time following the Stock Acquisition Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its shares of Common Stock remain outstanding, (ii) a Person becomes the beneficial owner of more than 20% of the then outstanding shares of Common Stock other than pursuant to a tender offer that provides fair value to all stockholders, (iii) an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs that results in such Acquiring Person’s ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company may permit the holders simply to surrender the Rights, in which event they will be entitled to receive Common Stock (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full Purchase Price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in clauses (i), (ii), (iii) or (iv) of this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person who was involved in the transaction giving rise to any such event will be null and void.
     For example, assuming an exercise price of $200 per Right, each Right not otherwise voided following an event set forth in the preceding paragraph would entitle its holder to purchase $400 worth of shares of Common Stock (or other consideration, as noted above) for $200. Assuming that the shares of Common Stock had a per share value of $100 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $200. Alternatively, the Company could permit the holder to surrender each Right in exchange for stock or cash equivalent to two shares of Common Stock (with a value of $200) without the payment of any consideration other than the surrender of the Right.
     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that is described in, or that follows a tender offer or exchange offer described in, the second preceding paragraph), or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”
     The Purchase Price payable and the number of Units of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Preferred Stock, (ii) if holders of the shares of Preferred Stock are granted certain rights or warrants to subscribe for shares of Preferred Stock or convertible securities at less than the current market price of the shares of Preferred Stock, or (iii) upon the distribution to holders of the shares of Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Preferred Stock on the last trading date prior to the date of exercise.
     At any time after a Person becomes an Acquiring Person and prior to the acquisition by such Person or group of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board may exchange all or part of the Rights (other than Rights held by such Person or group which may have become void), in whole or in part, for shares of Common Stock having a value equal to the spread between the value of shares of Common Stock issuable upon exercise of a Right and the exercise price.
     At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment. That ten day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Preferred Stock (or other consideration) of the Company or for common shares of the acquiring company as set forth above.
     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company so long as the rights are redeemable by the Board except to reduce the redemption price. After such time, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement.
     A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2. Exhibits.
3.1	Certificate of Incorporation of Contango Oil & Gas Company (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2000.)

3.2	Bylaws of Contango Oil & Gas Company (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2000.)

3.3	Certificate of Designation of Series F Junior Preferred Stock of Contango Oil & Gas Company dated September 30, 2008 (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2008).

4.1.	Rights Agreement, dated as of September 30, 2008, between Contango Oil & Gas Company and Computershare Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2008).

SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CONTANGO OIL & GAS COMPANY
By:	/s/ Kenneth R. Peak
	Name:	Kenneth R. Peak
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer
Dated: October 1, 2008

EXHIBIT INDEX

Exhibit
Number	Description

3.1	Certificate of Incorporation of Contango Oil & Gas Company (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2000.)

3.2	Bylaws of Contango Oil & Gas Company (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2000.)

3.3	Certificate of Designation of Series F Junior Preferred Stock of Contango Oil & Gas Company dated September 30, 2008 (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2008).

4.1	Rights Agreement, dated as of September 30, 2008, between Contango Oil & Gas Company and Computershare Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2008).